UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 4, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fresenius Medical Care AG & Company KGaA

File No. 001-32749 - CF#23913

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Fresenius Medical Care AG & Company KGaA submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on August 5, 2009, as amended on August 11, 2010 and December 16, 2010.

Based on representations by Fresenius Medical Care AG & Company KGaA that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 27, 2011
Exhibit 10.2	through September 27, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director